EXHIBIT 99.1

DIRECTORS
Chairman                  Mr. Carlos Abumohor Touma
First Vice-Chairman       Mr. Alvaro Saieh Bendeck
Second Vice-Chairman      Mr. Jorge Andres Saieh Guzman
Directors                 Mr. Fernando Aguad Dagach
                          Mr. Julio Barriga Silva
                          Mr. Rene Cortazar Sanz
                          Mr. Carlos Massad Abud
                          Mr. Odde Rishmague Rishmague
                          Mr. Francisco Rosende Ramirez
                          Mr. Jorge Selume Zaror
                          Mr. Hernan Somerville Senn
Alternate Director        Mr. Juan Rafael Gutierrez Avila

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
MANAGEMENT
Chief Executive Officer                                   Mr. Mario Chamorro Carrizo
Division Manager - Retail Banking                         Mr. Osvaldo Barrientos Valenzuela
Division Manager - Corp Banca Capital Markets             Mr. Patricio Leighton Zambelli
Division Manager - Large Corporations and Corporative     Mr. Christian Schiessler Garcia
Division Manager - Commercial Banking                     Mr. Alberto Selman Hasbun
Division Manager - Finance                                Mr. Pedro Silva Yrarrazaval
Division Manager - Information Technology                 Mr. Armando Arino Joiro
Division Manager - Human Resources and Administration     Mrs. Olivia Brito Bahamonde
Division Manager - Legal Services                         Mr. Cristian Canales Palacios
Division Manager - Risk                                   Mr. Julio Henriquez Banto
Comptroller and Planning Division Manager                 Mr. Enrique Perez Alarcon
Division Manager - Operations                             Mr. Guido Silva Escobar
Division Manager - Commercial Credit Risk                 Mr. Fernando Valdivieso Larrain

                           CORPBANCA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (in millions of Chilean pesos - MCh$)

                                                   AT DECEMBER 31,
                                           ------------------------------
               ASSETS                          2006             2005
----------------------------------------   -------------    -------------
                                                MCh$             MCh$

CASH AND BANKS                                  82,177.2         75,161.7
                                           -------------    -------------

LOANS:
Commercial loans                             1,507,218.8      1,330,277.1
Foreign trade loans                            236,999.2        215,041.2
Consumer loans                                 435,969.8        360,021.1
Mortgage loans                                 346,772.3        314,461.2
Lease contracts                                226,595.7        214,333.8
Contingent loans                               281,348.4        231,294.9
Other outstanding loans                        257,798.5        186,479.5
Past due loans                                  19,115.0         25,522.7
                                           -------------    -------------
  Total loans                                3,311,817.7      2,877,431.5
Less: Allowance for loan losses                (46,524.0)       (45,267.3)
                                           -------------    -------------
  Total loans (net)                          3,265,293.7      2,832,164.2
                                           -------------    -------------

OTHER LOAN OPERATIONS:
Interbank loans                                 20,005.9         30,640.7
Investments under agreements to resell           6,137.2          6,712.3
                                           -------------    -------------
  Total other loan operations                   26,143.1         37,353.0
                                           -------------    -------------
TRADING INSTRUMENTS                            124,397.9        154,885.6
                                           -------------    -------------

INVESTMENT INSTRUMENTS:
Available for sale                              28,009.3        268,263.6
Held to maturity                                       -                -
                                           -------------    -------------
  Total investment instruments                  28,009.3        268,263.6
                                           -------------    -------------
FINANCIAL DERIVATIVE CONTRACTS                   4,452.1          8,065.8
                                           -------------    -------------

                                           -------------    -------------
OTHER ASSETS                                   131,225.0        119,008.4
                                           -------------    -------------

FIXED ASSETS:
Bank premises and equipment (net)               32,272.0         32,561.7
Investments in other companies                   1,852.0          1,760.6
                                           -------------    -------------
  Total fixed assets                            34,124.0         34,322.3
                                           -------------    -------------
  Total assets                               3,695,822.3      3,529,224.6
                                           =============    =============

                           CORPBANCA AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                      (in millions of Chilean pesos - MCh$)

                                                            AT DECEMBER 31,
                                                   -----------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY                2006           2005
-----------------------------------------------    -------------   -------------
                                                        MCh$           MCh$

LIABILITIES

DEPOSITS AND OTHER LIABILITIES:
Current accounts                                      176,092.8       152,380.7
Saving accounts and time deposits                   1,701,939.0     1,762,337.0
Other sight and term liabilities                       99,227.0        56,464.7
Investments under agreements to repurchase             54,875.9        64,760.4
Mortgage finance on bonds                             334,919.6       298,884.9
Contingent liabilities                                285,206.8       232,156.7
                                                   ------------   -------------
  Total deposits and other liabilities              2,652,261.1     2,566,984.4
                                                   ------------   -------------

BONDS:
Bonds                                                 182,292.7       147,802.2
Subordinated bonds                                     43,885.8        46,593.2
                                                   ------------   -------------
  Total bonds                                         226,178.5       194,395.4
                                                   ------------   -------------

BORROWINGS FROM CENTRAL BANK
 AND OTHER FINANCIAL INSTITUTIONS:
Chilean Central Bank lines of
 credit for renegotiations of loans                           -             2.6
Other Central Bank borrowings                          32,033.8               -
Borrowings from domestic financial institutions         3,601.1        45,906.3
Foreign borrowings                                    240,188.6       228,279.4
Other obligations                                      28,096.8        25,304.3
                                                   ------------   -------------
  Total borrowings from financial institutions        303,920.3       299,492.6
                                                   ------------   -------------
FINANCIAL DERIVATIVE CONTRACTS                          4,940.7           543.8
                                                   ------------   -------------
OTHER LIABILITIES                                      75,272.3        51,724.6
                                                   ------------   -------------
  Total liabilities                                 3,262,572.9     3,113,140.8
                                                   ------------   -------------
MINORITY INTEREST                                             -               -
                                                   ------------   -------------

SHAREHOLDERS' EQUITY:
Capital and reserves                                  393,864.1       367,685.1
Other reserves                                            280.8        (5,339.4)
Net income for the year                                39,104.5        53,738.1
                                                   ------------   -------------
  Total shareholders' equity                          433,249.4       416,083.8
                                                   ------------   -------------
  Total liabilities and shareholders' equity        3,695,822.3     3,529,224.6
                                                   ============   =============

                           CORPBANCA AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
                      (in millions of Chilean pesos - MCh$)

                                                 -------------    -------------
                                                      2006             2005
                                                 -------------    -------------
                                                      MCh$             MCh$

OPERATING REVENUE
Interest revenue                                     247,540.5        253,881.5
Gains from trading activities                         36,965.4         21,944.7
Fees and other services income                        33,314.1         27,561.4
Foreign exchange transactions gain (net)                 301.5                -
Other operating income                                 1,712.3          5,370.4
                                                 -------------    -------------
  Total operating revenue                            319,833.8        308,758.0

Less:
Interest expense                                    (138,616.2)      (132,664.2)
Losses from trading activities                       (29,961.3)        (9,786.5)
Fees and other services expenses                      (5,104.5)        (3,901.1)
Foreign exchange transactions loss (net)                     -           (367.8)
Other operating expenses                             (12,933.2)       (10,917.5)
                                                 -------------    -------------
  Gross operating margin                             133,218.6        151,120.9

Personnel salaries and expenses                      (40,932.8)       (38,016.9)
Administrative and other expenses                    (18,851.4)       (17,152.7)
Depreciation and amortization                         (5,251.4)        (5,261.3)
                                                 -------------    -------------
  Net operating margin                                68,183.0         90,690.0

Provisions for assets at risk                        (14,666.1)       (14,121.7)
                                                 -------------    -------------
  Operating income                                    53,516.9         76,568.3

OTHER INCOME AND EXPENSES
Non-operating income                                   2,606.3          2,789.6
Non-operating expenses                                (2,706.0)        (4,107.8)
Income from investments in other companies               333.5            221.1
Net loss from price-level restatement                 (7,008.5)       (10,778.2)
                                                 -------------    -------------
  Income before income tax                            46,742.2         64,693.0

Income taxes                                          (7,637.7)       (10,954.9)
                                                 -------------    -------------
  Income after income tax                             39,104.5         53,738.1

Minority interest                                            -                -
                                                 -------------    -------------
  Net income                                          39,104.5         53,738.1
                                                 =============    =============

          Pablo Armijo Cesped                     Mario Chamorro Carrizo
          -------------------                     -----------------------
          Manager-Accounting                      Chief Executive Officer

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                          Information Herein Provided

The complete financial statements, the notes thereto and the report of the external auditors are available at www.corpblanca.cl and also at the offices of the company.

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